UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
August 15, 2019

Steadfast Apartment REIT III, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Maryland	000-55772	47-4871012
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

18100 Von Karman Avenue, Suite 500 Irvine, California 92612 (Address of principal executive offices)

(949) 852-0700
(Registrant’s telephone number, including area code)

Not applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act: None

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
N/A	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933  (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 8.01	Other Events.

On August 15, 2019, Steadfast Apartment REIT III, Inc. (the “Company”) sent a letter to its stockholders regarding the amended and restated share repurchase plan adopted by the Company’s board of directors (the “A&R SRP”) in connection with the announcement of the proposed merger (the “Merger”) with Steadfast Apartment REIT, Inc. (“STAR”). The letter explains that the A&R SRP (and the amended and restated share repurchase plans for STAR and Steadfast Income REIT, Inc.) limits repurchases to repurchase requests for death or qualifying disability and that all ordinary repurchase requests are canceled. A copy of the stockholder letter is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein solely for purposes of this Item 8.01 disclosure.
Pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”), the information in this Item 8.01 disclosure, including Exhibit 99.1and information set forth therein, is deemed to have been furnished and shall not be deemed to be “filed” under the Securities Exchange Act of 1934, as amended.
ADDITIONAL INFORMATION ABOUT THE MERGER
In connection with the proposed Merger, STAR will prepare and file with the SEC a registration statement on Form S-4 containing a proxy statement/prospectus prepared by STAR and the Company, and other related documents. The proxy statement/prospectus will contain important information about the proposed Merger and related matters. INVESTORS ARE URGED TO READ THE APPLICABLE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED BY STAR AND THE COMPANY, AS APPLICABLE, WITH THE SEC CAREFULLY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STAR AND THE COMPANY. Investors and stockholders of STAR and the Company may obtain free copies of the registration statement, the proxy statement/prospectus and other relevant documents filed by STAR and the Company with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by STAR and the Company with the SEC are also available free of charge on STAR’s and the Company’s website at www.steadfastreits.com.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).
PARTICIPANTS IN SOLICITATION RELATING TO THE MERGER
The Company and STAR and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in respect of the proposed Merger. Information regarding STAR’s directors and executive officers can be found in STAR’s most recent Annual Report on Form 10-K filed on March 14, 2019. Information regarding the Company’s directors and executive officers can be found in the Company’s most recent Annual Report on Form 10-K filed on March 15, 2019. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed STAR III Merger if and when they become available. These documents are available free of charge on the SEC’s website and from STAR or the Company, as applicable, using the sources indicated above.

Forward-Looking Statements
This report contains statements that constitute “forward-looking statements,” as such term is defined in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements; the Company can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from the Company’s expectations include, but are not limited to, the risk that the proposed Merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreements; the inability to obtain approval from the Company’s stockholders or the failure to satisfy the other conditions to completion of the proposed Merger; risks related to disruption of management’s attention from the ongoing business operations due to the proposed Merger; availability of suitable investment opportunities; changes in interest rates; the availability and terms of financing; general economic conditions; market conditions; legislative and regulatory changes that could adversely affect the business of STAR or the Company; and other factors, including those set forth in the Risk Factors section of the Company’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q filed with the SEC, and other reports filed by the Company with the SEC, copies of which are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Item 9.01     Financial Statements and Exhibits.
(d) Exhibits.

Exhibit	Description

99.1	Letter to Stockholders of the Company, dated as of August 15, 2019

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STEADFAST APARTMENT REIT III, INC.

Date:	August 15, 2019	By:	/s/ Kevin J. Keating
Kevin J. Keating
Chief Financial Officer and Treasurer